Exhibit 99.1

DUNDEE CORPORATION ANNOUNCES THE PURCHASE
BY EUROGAS CORPORATION OF ONTARIO OIL AND GAS ASSETS

FOR IMMEDIATE RELEASE

April 7, 2010 – Dundee Corporation (DC.A – TSX) is pleased to announce that its 54% owned subsidiary Eurogas Corporation (EUG – TSXV) has entered into an agreement to acquire the largest accumulation of oil and natural gas assets in Ontario for a cash purchase price, before closing adjustments, of $131 million (the “Acquisition”). The Acquisition has an effective date of March 1, 2010 and is expected to close on or about May 27, 2010.  For further details of the Acquisition, please visit the Eurogas Corporation website at  www.eurogascorp.com.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $75 billion under management and administration.  Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ned Goodman Investment Counsel Limited and Dundee Real Estate Asset Management (DREAM).

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation Ned Goodman President and Chief Executive Officer (416) 365-5665	Dundee Corporation Lucie Presot Vice President and Chief Financial Officer (416) 365-5157